

March 14, 2011

Chene C. Gardner
Chief Executive Officer
Cancer Therapeutics, Inc.
10757 River Front Pkwy., Suite 125
South Jordan, UT 84095

Re: **Cancer Therapeutics, Inc.**
Form 8-K Filed January 19, 2011
File No. 000-52473

Dear Mr. Gardner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Ryan C. Milne

Ryan C. Milne
Accounting Branch Chief